Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

VIA EDGAR                                                                                                                                                   June 10, 2013

Valerie Lithotomos

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Filing Desk

Re: Permal Hedge Strategies Fund I

Dear Ms. Lithotomos:

On behalf of Permal Hedge Strategies Fund I (the “Fund”) we hereby submit for filing by direct electronic transmission a copy of the Fund’s Post-Effective Amendment No. 5 to the Fund’s Registration Statement on Form N-2.

Any questions or communications concerning the enclosed materials should be directed to Sarah Cogan of this firm at 212-455-3575 or Jeremy Barr of this firm at 212-455-2918.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

Enclosures

cc: George Hoyt